EXHIBIT 4.2.3

PLEXUS VENTURES, INC.

November 24, 1997


Mr. James R. Murphy
Chairman and CEO
Bentley Pharmaceuticals, Inc.
4830 West Kennedy Boulevard
Suite 550
Tampa, FL 33609


Dear Jim:

         We are pleased to offer this letter Agreement as evidence of the intention of the parties hereto to both extend and modify Plexus Ventures, Inc.'s consulting relationship with Bentley Pharmaceuticals, Inc. as documented in our letter to you (dated October 15, 1996) accepted on October 23, 1996 and as amended via Addendum #1 thereto accepted July 18, 1997. This letter incorporates the key provisions of the October 23, 1996 Agreement, as amended, and records certain changes which are effective commencing October 23, 1997. This letter Agreement becomes the surviving document descriptive of Plexus Ventures, Inc.'s consulting relationship with Bentley Pharmaceuticals, Inc.

         The Parties to this Agreement are Bentley Pharmaceuticals, Inc., a corporation of the State of Florida, having corporate offices at 4830 West Kennedy Boulevard, Suite 550, Tampa, Florida 33609 (Bentley) and Plexus Ventures, Inc., a corporation of the Commonwealth of Pennsylvania, having offices at 1787 Sentry Parkway West, Building 18, Suite 301, Blue Bell, Pennsylvania 19422 (Plexus).

         The key provisions of the October 23, 1996 Agreement as amended on July 18, 1997 are incorporated below as follows:

         1. Mission. Plexus' mission shall be to work with Bentley over a period of twelve (12) months to identify appropriate new acquisition opportunities for Bentley. Plexus shall work with Bentley to define the characteristics of the properties and companies which can contribute to Bentley sales and profits in the U.S. and targeted European markets. Plexus shall further assist Bentley in designing realistic deal structures, including financing strategy for deals, and in negotiating and closing acquisitions.

Mr. James R. Murphy                      -2-                   November 24, 1997
Bentley Pharmaceuticals, Inc.

         2. Term. Bentley and Plexus envision the term of this Agreement to extend for twelve (12) months from the date of acceptance by Bentley; however, both parties agree to a review of the relationship after six (6) months time, at which point either Party may terminate the Agreement.

         3. Compensation. Bentley shall grant Plexus thirty thousand (30,000) common shares which Plexus shall earn at the rate of two thousand, five hundred (2,500) per month during a twelve
                  (12) month commitment by Bentley.

         4. Success Fees. Plexus and Bentley agree that a success fee of the Lehman type [five percent (5%) on the initial tranche of value, four percent (4%) on the next higher tranche, etc.] shall be paid to Plexus on each completed deal. Since any contemplated deal will likely require non-conventional financing, it is difficult to suggest a universal formula a priori. Plexus and Bentley shall agree on a structure, deal by deal, as soon as the Parties perceive the outlines of the transaction.

         5. Success Fees Payment. Plexus shall have the option to receive success fees in shares of Bentley, in cash or in a combination of the two. The value of Bentley shares for this purpose shall be calculated, on a transaction by transaction basis, as the average of the daily closing prices for the twenty (20) trading days preceding the signing dates of Letters-of-Intent, or equivalent undertakings, confirming the transactions.

         6. Expenses. Plexus shall bill Bentley nine thousand dollars ($9,000) each six months for recovery of general overheads. In addition, project related out-of-pocket expenses shall be separately recovered by Plexus from Bentley under prior-approval guidelines set by Bentley.

                      The following  changes to the above-listed  provisions are effective October 23, 1997:

         1. Term. Plexus and Bentley agree to extend the term of the Agreement beyond October 23, 1997 for the first to occur of
                  (a) six (6) months or (b) the conclusion of the Schwarz Pharma USA and American Home Products transactions which are subject to previously executed Letters-of-Intent, or equivalent undertakings, with those companies.

         2. Mission. Bentley and Plexus agree that the Mission accepted by Plexus in the October 23, 1996 Agreement has been significantly expanded by mutual consent of the Parties. In addition to the Mission described in that Agreement, Plexus shall continue to provide Bentley with help in identifying potential financing sources for Bentley's transactions with Schwarz Pharma USA and American Home Products and in providing strategic and business advice to Bentley in working to close on such financing.

Mr. James R. Murphy                      -3-                   November 24, 1997
Bentley Pharmaceuticals, Inc.

         3. Compensation. During the extended term of the Agreement, Bentley shall grant Plexus four thousand (4,000) shares of Bentley common stock per month.

         4. Success Fees. The Parties agree that success fees due to Plexus for completed transactions shall be calculated based on the value in cash and stock paid by Bentley to third parties to acquire rights to tangible and intangible assets however these are defined.

         5. Other. All other terms of the October 23, 1996 Agreement shall remain in force during the extension of this Agreement.

         IN WITNESS WHEREOF, the parties have executed this Addendum as of the 23 October, 1997.

Plexus Ventures, Inc.                          Bentley Pharmaceuticals, Inc.


/s/ John F. Chappell                           /s/ James R. Murphy
-------------------------                      -------------------------
By:   John F. Chappell                         By:   James R. Murphy
      President                                      Chairman and CEO